Mail Stop 4561

April 25, 2008

Michael G. Medzigian
Chief Executive Officer
Carey Watermark Investors Incorporated
207 E. Westminster
Suite 200
Lake Forest, IL 60045

> **Re: Carey Watermark Investors Incorporated**
> **Registration Statement on Form S-11**
> **Filed March 26, 2008**
> **File No. 149899**

Dear Mr. Medzigian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure

regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

Cover Page of Registration Statement

3. Footnote 1 to the proceeds table states that the total fees, plus other expenses, will be approximately $1.5 million if 125 million shares are sold. This amount seems to be incorrect. Please revise or advise.

Table of Contents

4. Please explain why 25 days is appropriate for the dealer prospectus delivery requirement.

Prospectus Summary

5. Please provide us support for your statements in the last paragraph of this section regarding the performance of prior joint investments. In addition, please provide us information regarding the profitability of the 280-unit hotel during the period revenues were increased.

Investment Program, page 4

6. We note that you intend to seek a liquidity transaction within 8-12 years of investing "substantially all" of the proceeds of this offering. Please advise us how a decision to conduct a follow-on offering impacts this calculation.

Compensation, page 12

7. Please disclose the estimated compensation, where estimable, assuming the maximum offering and estimated leverage.

8. We note your disclosure that you will reimburse CW Advisors for personnel costs. Please disclose whether this includes personnel that are performing the acquisition and asset management functions for which you are already paying CW Advisors an acquisition and asset management fee.

Risk Factors, page 18

9. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

   - "We have limited independence from our advisor" (page 24)

   - "Certain lodging properties are seasonal" (page 30)

   - "Our distributions may exceed our earnings" (page 33)

- "Maryland law could restrict change in control" (page 35)

A delay in investing funds may adversely affect …, page 18

10. As currently disclosed on page 72, please disclose that it may take up to two years after commencement of the offering until your capital is substantially invested. Please also disclose the risks to investors associated with this fact.

W.P. Carey and Carey Financial have recently settled an SEC investigation …, page 22

11. Please provide additional detail on the matters settled and the provisions of the federal securities laws that W.P. Carey and Carey Financial have been enjoined from violating.

There are conflicts of interest …, page 24

12. Please disclose any investment funds affiliated with Watermark Capital Partners that are raising or have recently raised funds to acquire lodging investments. Please disclose the amount of funds available for investment and the investment timetable.

The lack of public market for our shares …, page 33

13. Please briefly describe the 5% limitation and source of payments restrictions.

Our distributions may exceed our earnings …, page 33

14. Please expand the risk factor to address distributions made from sources other than operating cash flows. Please disclose that such distributions will reduce the amounts available for property investments and thus your ability to generate future operating cash flows. Please also disclose that any such payments would dilute future investors. Please disclose whether you intend to make distributions from sources other than operating cash flows in the early stages of the offering prior to the investment of a material portion of the proceeds.

Management Compensation, page 38

15. You note that CW Advisors will be reimbursed for organization and offering expenses. Please describe these expenses.

16. We note your disclosure regarding the 0.30% asset management fee paid to CW Advisors and the management fee that would result from 65% leverage. Please also disclose the management fee that would result from 75% leverage.

17. We note your disclosure in footnote 2 that the advisor may take shares instead of cash for its fee and that the value of each share will be set at $10 unless an appraisal based NAV calculation has been performed. Please include a risk factor that discloses when you expect to perform NAV calculations and the ability of the advisor prior to this time to perform its own NAV estimate in deciding whether to accept shares or cash. In the risk factor, please disclose that this may enable to the advisor to receive shares with an actual value in excess of the cash compensation owed.

Conflicts of Interest, page 46

18. Please advise us whether your independent directors serve on the board of any other programs affiliated with the promoters and, if so, the aggregate payments these persons received in 2007 from the sponsor.

Management, page 51

19. Please provide the disclosure called for by Item 407(a)(1)(ii).

Executive Compensation, page 56

20. Please expand your discussion of the equity incentive awards available to employees of the advisor. Please address how in granting such awards you will consider the incentive compensation already provided to the advisor.

Investment Objectives, Procedures and Policies, page 68

21. Please provide us support for the industry data cited herein.

22. Per Item 10.A of Industry Guide 5, please discuss the criteria to be used in evaluating proposed investments.

Change in Investment Objectives and Limitations, page 78

23. We note your disclosure regarding changing investment objectives without approval of stockholders. If a change does occur, please disclose how stockholders would be informed of such a change.

Prior Programs, page 81

24. Please update the prior performance narrative and tables for 2007.

25. We note your disclosure regarding the appraisal value of CPA 14 and 15. Please advise us if appraisal values have been determined for other CPA REITs.

26. We note your cash distribution table. Please advise us whether the distributions shown were covered by FFO or cash flow from operations. If not, please include footnote disclosure quantifying the amounts sourced from offering proceeds, debt or other sources.

United States Federal Income Tax Considerations, page 97

Disposition of Our Shares, page 116

27. Per Item 12.H of Industry Guide 5, please begin this subsection with a restatement of the risk factor disclosure regarding investors not being able to sell their shares due to lack of a public market.

ERISA Considerations, page 121

Annual Valuation, page 123

28. We note your disclosure that in the future you intend to provide reports regarding the current value of your net assets to various fiduciaries, such as IRA trustees and custodians. Please disclose whether you will also be publicly disclosing this information to your stockholders and the means of such disclosure.

Redemption of Shares, page 131

29. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

30. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Reports to Stockholders, page 142

31. We note that your annual report will contain an estimated value per share. Please disclose when you intend to actually begin estimating share value rather than assuming the offering price of $10 as the share value.

Notes to Balance Sheet

Note 3. Agreements and Transactions with Related Parties, page F-7

32. We note that you have not recorded offering or organization cost as of the balance sheet date and that you expect to enter into an advisory agreement with the advisor whereby the advisor would be reimbursed for these costs in connection with the offering. If these costs are contingent on the offering we do not require them to be recorded at this time. If this is the case please revise your footnotes to disclose and also disclose the costs that have been incurred as of the balance sheet date.

Annex A – Prior Performance Tables, page A-1

33. Per Instruction 1 to Appendix II of Industry Guide 5, the prior performance tables should be preceded by a narrative introduction that cross-references the narrative summary in the text and explains the significance of the track record and the tables. Please amend accordingly.

Table II, page A-2

34. Instruction 1 to Table II requires a column showing aggregate payment to the sponsor in the last three years from all other programs. Please revise the table accordingly.

Table III, page A-4

35. The table continued on the top of page A-5 appears inconsistent with the table for CPA 16 on the bottom of page A-4.

Item 36. Financial Statements and Exhibits, page II-3

36. If possible, please provide drafts of your legal and tax opinions with your next amendment. In addition, please file the following as exhibits to the registration statement, or tell us why you believe they are not required:

- Exclusivity Agreement between W. P. Carey and Watermark Capital Partners; and

- Services Agreement with W.P. Carey.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466, or Michael McTiernan, Special Counsel, at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Kathleen L. Werner (via facsimile)